Exhibit 2

                           AGREEMENT BETWEEN PARTNERS
                           --------------------------

           Between PIRELLI S.p.A. (joint-stock company, based in Milan, viale Sarca 222, having 1,042,775,333.08 Euros in stock capital, inscribed in the Milan Registry of Businesses, fiscal code and value-added tax number 0086890151, in the person of Chairman of the Board of Directors Dr. Marco Tronchetti Provera, who was granted the necessary powers through a resolution by the Board of Directors on July 28, 2001 (hereafter referred to as "Pirelli")

                                                               - as one party -

            and EDIZIONE HOLDING S.P.A., based in Treviso, Calmaggiore 23, with 90,692,800,000 lire in stock capital, inscribed in the Treviso Registry of Businesses under number 13945, fiscal code and value-added tax number 00778430264, in the person of Managing Director Dr. Gianni Mion, who was granted the necessary powers through a resolution of the Board of Directors on July 27, 2001 (hereafter referred to as "Edizione")

                                                         - as the other party -

                                     whereas

           (a) on the date of July 30, 2001, Pirelli and Edizione signed an offer to acquire, directly or through a subsidiary company to be named by the execution date as provided for therein, Olivetti Stock and Olivetti Warrants (as defined in paragraphs 1.01 and 1.23, respectively), from BELL S.A. (Spanish abbreviation for "company")

           (b) the offer by Pirelli and Edizione was accepted on the same date by BELL S.A. and the Contract (as defined in paragraph 1.04) was then drawn up;

           (c) the Parties (as defined in paragraph 1.15) intend to designate a common assignee company to proceed with the acquisition of Olivetti Stock and Olivetti Warrants;


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           (d) to achieve the objectives indicated in the preceding premise, the
Parties constituted the Company (as defined in paragraph 1.18) on the date of August 3, 2001, and Edizione shall have 20% (twenty percent) participation in it and Pirelli shall have 80% (eighty percent) participation;

           (e) in executing separate agreements between the Parties and BELL S.A. and G.P.P. INTERNATIONAL S.A., on the date of July 30, 2001, Pirelli acquired, acting also on behalf of Edizione, through a wholly subsidiary company, Kallithea S.p.A. (formerly S.r.l.) (limited-responsibility partnership), the Remaining Olivetti Stock (as defined in paragraph 1.16), which on the same date paid the Price (as defined in paragraph 1.16), using the liquidity made available to it by Pirelli through Financing (as defined in paragraph 1.08);

           (f) the Parties intend to ensure that the Remaining Olivetti Stock are transferred to the Company as soon as possible and in any case no later than August 30, 2001, against payment augmented by financial obligations related to the Financing, to be made on August 30, 2001, of the value as of that date;

           (g) Pirelli owns Pirelli Participations and Edizione owns Edizione Participations (as defined in paragraphs 1.13 and 1.14, respectively), which both Parties intend to transfer and cause to be transferred to the Company for the respective unitary prices of 2,1734 (check original) and 2,172 Euros (representing their respective average prices);

           (h) upon completion of the preceding transactions, especially once the conditions contained in the Contract are fulfilled, the Company shall be the owner of the Participations (as defined in paragraph 1.12);

           (i) Pirelli and Edizione intend to invoke the same conditions relative to the agreements made between them on the date of July 30, 2001, with respect to their reciprocal relationships as partners in the Company;

                        all these premises being stated,

and being an integral part of the agreement, the following is stipulated and agreed upon:

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                                    ARTICLE I
                                   DEFINITIONS

In addition to the terms defined in other clauses of the Agreement (as defined in paragraph 1.06), for the purposes of the same, each of the terms listed below shall have the stated meaning:

1.01 "Olivetti Stock": 1,552,662,120 ordinary shares of Olivetti S.p.A., which is the subject of the Contract.

1.02 "Company Stock": 20% of the Company's capital stock.

1.03 "Conditions": conditions for suspension of the transfer of Olivetti Stock and Olivetti Warrants (as defined in paragraph 1.23) with regard to obtaining the Authorizations as provided for and required by the Contract.

1.04 "Contract": the offer dated July 30, 2001, made by Pirelli and Edizione to BELL S.A., accepted on the same date with regard to the contract of sale of Olivetti Stock and Olivetti Warrants.

1.05 "Strategic Subsidiaries": companies controlled by the Olivetti Group (as defined in paragraph 1.10 below), non quoted and operating in these sectors: infrastructures and services including the Internet, advertising collections, telephone annuities, television.

1.06 "Agreement": this agreement between Partners stipulated on this date between Pirelli and Edizione.

1.07 "Execution Date": the second Business Day (as defined in paragraph 1.09) preceding (stet) the execution date of the Contract.

1.08 "Financing": the interest-bearing financing granted by Pirelli to Kallithea S.p.A. on July 30, 2001, with interest tied to the Euribor rate at 0.25% per month on an annualized basis.

1.09 "Business Day": every calendar day, except for Saturdays, Sundays and days when banks are closed for normal business in the Milan market.

1.10 "Olivetti Group": the companies of Olivetti S.p.A., Telecom Italia S.p.A., Telecom Italia Mobile S.p.A. and Seat-Pagine Gialle S.p.A..


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1.11 "Olivetti": the company Olivetti S.p.A., based in Ivrea, Via Jervis, no.
77.

1.12 "Participation": Participation Pirelli, Participation Edizione, Olivetti Stock, Olivetti Warrants and the Remaining Olivetti Stock.

1.13 "Participation Edizione": the 134,322,250 ordinary Olivetti Stock belonging to Edizione.

1.14 "Participations Pirelli": the 130,980,000 ordinary Olivetti Stock owned by Pirelli.

1.15 "Party"/"Parties": Edizione and Pirelli, together or separately.

1.16 "Price": the sum of 4.175 (four point one seven five) Euros for each Olivetti share.

1.17 "Seat": the company Seat-Pagine Gialle S.p.A., based in Turin, Via A. Saffi no. 18.

1.18 "Company": the limited-responsibility company that the Parties constituted on August 3, 2001, and which will be turned into a stock company by August 30, 2001, for the acquisition of the Participations.

1.19 "Statute": the company statute that the Parties shall adopt by August 30, 2001, a copy of which is attached here under number 1.19.

1.20 "Telecom Italia": the company Telecom Italia S.p.A., based in Turin, Via Bertola no. 34.

1.21 "TIM": the company Telecom Italia Mobile S.p.A., based in Turin, Via Bertola no. 34.

1.22 "Remaining Olivetti Stock": 147,337,880 ordinary Olivetti Stock already acquired by Kallithea S.p.A.

1.23 "Olivetti Warrants": 68,409,125 Olivetti warrants for 2001-2002, which are the subject of the Contract.


                                   ARTICLE II
                          CAPITALIZATION OF THE COMPANY

           The Parties hereby agree, by August 30, 2001 to adopt the text of the Corporate By-laws and to endow the Company with the means sufficient to enable


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the Company to acquire additional Olivetti Stock, the Pirelli Participation and the Edizione Participation, in an amount not less than 5,200,000,000 Euros, participating in Edizione, in the amount of no less than 20% (twenty percent), and in Pirelli, in the amount of no less than 80% (eighty percent).

                                   ARTICLE III
                          DESIGNATION OF THIRD PARTIES

           (a) The rights and obligations of the Parties deriving from this Agreement shall be understood to be assumed by the Parties unto themselves and/or by the person to be named by these parties by the Execution Date, in accordance and in observance with the terms established in Articles 1401 et sig. of the Civil Code and in accordance with the following conditions:

           (i) the designation may be made to only one person;

           (ii) the person named must be a company controlled by the nominating Party or must have 100% control over the nominating Party;

           (b) The nomination of the third party as established above and the respective acceptance thereof (when necessary) may occur through simple written statements, even arriving separately, as long as they are delivered to the other Party by the Execution Date, without any other restrictions in terms of the form (or any other nature), with a tacit understanding that the terms and stipulations of Article 1403 of the Civil Code are hereby waived;

           (c) each Party shall remain fully responsible for the person designated in accordance with the aforementioned stipulations;

           (d) to all effects of Article III herein, Edizione shall name its own 100% controlled company Edizione Finance International S.A..


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                                   ARTICLE IV
                   CORPORATE GOVERNANCE BODIES OF THE COMPANY


4.01 Composition of the Board of Directors. For the entire term of the present Agreement, the Parties hereby agree to do everything in their power, within the limits permitted by law so that:

            (i)   The Board of Directors of the Companies is composed of 10
                  (ten) members;

            (ii)  2 (two) Board Members out of 10 (ten) are named by Edizione;

            (iii) in the event that a Executive Committee is name, 1 (one) of its members shall be elected from the 2 (two) board members named by Edizione;

            (iv) The Vice-President of the Board of Directors is named by Edizione from the 2 (two) board members named by Edizione; this person shall have the powers of vice-legal representative of the company.

4.02 Transfer of Duties. In the event that, for any reason whatsoever, including death, termination of the work agreement, or revocation on the part of the assembly of shareholders, one of the members of the board of directors named in accordance with the stipulations established herein should cease to perform the duties inherent in the position of board member, the Parties hereby agree to do everything in their power so that, within the limits established by law, the board member to replace the outgoing one should be named by the Assembly of shareholders of the company (and before that meeting during the preparatory meeting of the Board of Directors of company), in the person named by the Party who had named the person to be replaced.

4.03 The Board of Auditors. For the entire term of this Agreement, the Parties hereby agree to do everything in their power so that, in the limits established by law, one actual board member and one alternate board member shall be named by Edizione.


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4.04 Confidential Material. Pirelli hereby agrees to do everything in its power, within the limits of law, so that no decision should be made by the Board of Directors of the Company without the favorable vote of at least one of the board members named by Edizione (if present) in application of section 4.01 on the following points of business:

           - an indication of the vote to be made by the Ordinary and Extraordinary Assemblies of Olivetti;

           - the purchase, sale, or arrangement in any manner of shares with a total value greater than 100,000,000 Euros per transaction;

           - decisions relating to the relations between the holdings of the Company and the holdings of third parties and the methods, terms, and conditions for sources of external financing;

           - proposals for decisions to be placed before the Extraordinary Assembly of shareholders of the Company.


                                    ARTICLE V
                          THE ENTRANCE OF NEW PARTNERS

5.01 Pledges Made by the Parties. Waiving the stipulations of the Corporate By-laws, in particular in reference to the clauses relating to the Right of Pre-Emption and the Right of Co-sale, the Parties hereby agree that Pirelli, possibly in the period between the date in which the Company shall be constituted and the Execution Date, but even subsequent to that date, shall have the right to transfer shares of the Company to one or more parties up to the total of 20% (twenty percent) of the corporate capital of the Company, as longer as the buyers found by Pirelli for those purposes have received prior approval by Edizione, it remaining understood that this approval cannot be denied without valid reasons and motives if these companies are, in fact, financial partners, and in the event of entrance into the corporate capital of the Societa di Unicredito S.p.A. and/or Banca Intesa BCI S.p.A., which is under discussion, Edizione gives it assent from this moment forward.

5.02 Formalities. (a) For the purposes of the application of section 5.01 of this Agreement, Pirelli shall send Edizione a communication in the form established in section 14.02, including an indication of the number of shares reserved for sale to parties in accordance with section 5.01 above.

           (b) within a period of 5 (five) business days from the receipt of the aforementioned communication, Edizione must give its consent, where necessary in relation to the aforementioned matters, with a communication sent to Pirelli in the form established in section 14.02. It is hereby understood that in the event that Edizione fails to provide a communication within the aforementioned period, Pirelli may sell the shares in the Company to the third parties that it has found and communicated, as if Edizione had granted its consent, with the limit of 20% (twenty percent) of the corporate capital discussed in section 5.01 above remaining in effect in any case.


                                   ARTICLE VI
                             OPA ON OLIVETTI SHARES

           For the entire term of this Agreement, the Parties hereby agree that, in the event that third parties should make a public offer of purchase with the intention of acquiring the Olivetti shares, in accordance with Legislative Decree 58/98, Edizione hereby agrees, from this time forward, when so requested by Pirelli through communication sent in the form established in section 14.02, and in accordance with the applicable stipulations of law, not to oppose, and to do everything so that the members of the Board of Directors of the Company do not oppose the acceptance of the public offer of purchase of the Company.

                                   ARTICLE VII
                     CORPORATE BODIES OF THE OLIVETTI GROUP

7.01 Composition of the Board of Directors of Olivetti. For the entire term of this Agreement, the Parties hereby agree to do everything in their power, within the limits established by Law, that in the Board of Directors of Olivetti, Telecom, TIM, and Seat (the "OLIVETTI COMPANIES"):

           (i) one fifth of the components of the Board of Directors of the Olivetti Companies (rounded off to the greater number up to two (2) board members), after the specific determination of the exact number of board members that shall compose the board, whose designation is not reserved by stipulations of law, by-laws, or regulations, to the market or other parties, be named by Edizione.

           (ii) the Vice-President of the Board of Directors of the Olivetti Companies, with the powers of vice-legal representative, be named from among the board members named by Edizione in accordance with the terms established above.

           (iii)     in the event of the formation of an executive committee, 1
                     (one) of its members shall be elected from the board member or board members named by Edizione.

7.02 Composition of the Board of Directors of the Strategic Controlled Companies. For the entire term of this Agreement, the Parties hereby agree to do everything in their power, within the limits established by Law, that in the Board of Directors of the Strategic Controlled Companies:

           (i) one fifth of the components of the Board of Directors of the Strategic Controlled Companies, after the specific determination of the exact number of board members that shall compose the board, be named by Edizione.

           (ii) the Vice-President of the Board of Directors of the Strategic Controlled Companies, with the powers of vice-legal representative, be named from among the board


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
                     members named by Edizione in accordance with the terms established above.

7.03 For the entire term of this Agreement and notwithstanding the points established in sections 7.01 and 7.02 above, Edizione hereby agrees not to present opposition to the fact that the members of the Board of Directors of the Olivetti Companies and the Strategic Controlled Companies not named by Edizione, the Market, or Government Agencies, shall be named by Pirelli.

7.04 Termination of Duties. In the event that, for any reason whatsoever, including death, termination of the work agreement, or revocation on the part of the assembly of shareholders, one of the members of the board of directors named in accordance with the stipulations established herein should cease to perform the duties inherent in the position of board member, the Parties hereby agree to do everything in their power so that, within the limits established by law, the board member to replace the outgoing one should be named by the Assembly of shareholders of the company (and before that meeting during the preparatory meeting of the Board of Directors of company), in the person named by the Party who had named the person to be replaced.


                                  ARTICLE VIII
       DECISIONS MADE BY THE BOARD OF DIRECTORS OF THE OLIVETTI COMPANIES

8.01 Confidential Material. Waiving any stipulation to the contrary in the corporate by-laws, Pirelli hereby agrees to do everything in its power, within the limits of law, so that no decision should be made by the Board of Directors of the Company without the favorable vote of at least one of the board members named by Edizione (if present) in application of section 7.01 on the following points of business:

           (i)       individual investments greater than 250 million Euros;


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           (ii)      purchase, sale and deeds of disposition for any reason
                     whatsoever of controlling and connecting shareholdings with a unit value of more than 250 million Euros;

           (iii) deeds of disposition for any reason whatsoever of firms or branches thereof individually greater than 250 million Euros;

           (iv)      proposals to call the Extraordinary Meeting

           (v) Infragroup transactions between the Olivetti group and the Pirelli group for amounts individually greater than 50 million Euros;

           (vi)      Transactions with related parties.


                                   ARTICLE IX
                   REGULATIONS GOVERNING A DEADLOCK SITUATION

9.01 Identification of Deadlock Situations. For the purposes of Article IX herein, the following may be considered "DEADLOCK" situations:

           (i) A deadlock situation may occur as a result of a disagreement between the Parties such as to cause reasonable prospects of the inability to pass resolutions at the Extraordinary Assembly of the Company, or a decision of the Board of Directors of the Company in the matters of business discussed in section 4.04, or a decision of the Board of Directors of the Olivetti Companies cannot be validly made in accordance with the corporate by-laws of the company or the stipulations of section 4.04 or the situations discussed in section 8.01 of this Agreement; and

           (ii) The situation was the subject of a meeting between the parties in accordance with section 9.02 below.

9.02 Obligation of the parties to hold a meeting. The Parties hereby agree to hold a meeting in the event that a Deadlock Situation should arise, as defined in point (i) of section 9.01 above.

9.03 Procedure: (a) In order to fulfill the obligations assumed in accordance with section 9.02 above, the Parties hereby agree to meet, that is to consult with each other, through teleconference or video conference within and no later than the third (3rd) day preceding the date established for the meeting of the board of the Company, or the board of Olivetti, or, immediately, as soon as notification has been received, in the event of the urgent convocation of a meeting of the board of the Company, or the board of Olivetti, in accordance with the applicable legal stipulations.

           (b) During the meeting discussed in the above section, the Parties will do everything in their power to reach an agreement and/or to identify a common direction on the matters placed before them for examination, to these effects, and to act in good faith in these matters.

           (c) The unexcused absence of one of the Parties to the meeting or the abstention from the decisions reached during these meetings shall imply the acceptance of the decisions reached by the other Party and shall obligate the absent or abstaining Party to accept these decisions.

9.04 Expression of Will. (a) In the event that during the meetings discussed in sections 9.02 and 9.03 above, the Parties should reach an agreement in terms of the matters which form the subject of the aforementioned meeting, the Parties shall be obligated to express their will in applicable forums in accordance with the following stipulations:

           (i) by naming a common representative for participation in the extraordinary assembly of the Company and to cast a vote in this assembly, in a manner consistent with the points agreed upon;

           (ii) ensuring that their own representatives to the Board of Directors of the Company and to the Board of Directors of the Olivetti Companies participate in the board meeting and cast their vote during this meeting in a manner consistent with the points agreed upon.



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           (b) On the other hand, in the event that the Parties are not able to come to an agreement on the matters which form the subject of the aforementioned meeting, Edizione will be obligated to abstain from taking part in the meeting of the board and from casting its vote or having its vote cast and/or to abstain from expressing its wishes or taking a stand on the matters which form the subject of the aforementioned meeting, in any meeting or in any manner, notwithstanding the stipulations established in point (c) below.

           (c) In the event that the situation discussed in point (b) above should occur, Edizione shall have the right to send Pirelli a "NOTICE OF DEADLOCK SITUATION" by telegram or registered letters, in accordance with the terms of Section 14.02, within 15 (fifteen) days from the conclusion of the meeting discussed in section 9.03.

           (d) In the event that the Deadlock Situation discussed in section
9.01 should persist, and if the situation discussed in point (b) should occur, and if Pirelli does not receive the Notice of Deadlock Situation in the term established in point (c) above, Pirelli shall have the right to send Edizione, by telegram or registered letter, and in accordance with the terms established in section 14.02, a Notice of Deadlock Situation to be received by Edizione within 15 (fifteen) days from the conclusion of the term established in point
(c) above.

9.05 Rights of the Parties. (a) In the event that one of the Parties should send the other Party a Notice of Deadlock Situation in the terms established in points (c) and (d) of section 9.04:

           (i) Edizione shall have the right (which shall be considered to be exercised with the receipt by Pirelli of the Notice of Deadlock Situation, in the terms established in point (c) of section 9.04 above) to sell to Pirelli, which will have the corresponding obligation of purchasing, all, and not part, of the Company shares at a price determined in accordance with the stipulations established in point (b) below; and

           (ii) Pirelli shall have the right (which shall be considered to be exercised with the receipt by Edizione of the Notice of Deadlock Situation, in the terms established in point (d)


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                     of section 9.04 above) to purchase from Edizione, which
                     will have the corresponding obligation of selling, all, and not part, of the Company shares at a price determined in accordance with the stipulations established in point (b) below.

           (b) For the purposes of point (a) above, the Parties hereby agree that the object of the decision shall be (x) the price of the Company Shares, taking into account the economic value thereof ("THE PRICE OF THE COMPANY SHARES") and (y) a value which is the expression of the pro-quota of the majority premium as if the Company Shares were the expression of Olivetti control ("PREMIUM"). The Price of the Company Shares and the Premium shall be determined through common agreement between Pirelli and Edizione within 10 business days from the date on which one of the Parties has received notification from the other party, in accordance with the terms established in point (a), or, if there is no agreement, by two investment banks of international standing, one of which chosen by each of the Parties. In the event of any disagreement between the two investment banks appointed as stated hereinabove, and if they are unable to fix the price and establish the premium within a period of 30 business days from the date on which they are named, the two banks shall name a third investment bank [indicated at the time that the two banks are named] of similar international standing which shall have the task of determining, with a binding effect on the Parties within the framework of the figures determined by the two banks, both the Price and the Premium . In case of disagreement of the two investment banks about the designation of the aforementioned third bank, the Chief of the Court of Milan shall name the bank. The Chief of the Court of Milan shall also be authorized [in the order and in the terms indicated above] to name the investment bank which one of the Parties has failed to name or to replace it in the event that it no longer performs this function.

           (c) The figures reached in accordance with point (b) above, and thus the Price of the Company shares and the Premium determined on this basis, shall be definitively binding for the Parties, in accordance with Articles 1349 and


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1473 of the Civil Code, for the buying and selling transactions discussed in point (a) above.

           (d) The sales transaction shall be made within 30 (thirty) business days from the receipt of the communication to the Parties of the evaluation discussed in point (b) above, and the price included therein shall be understood as payable in cash at the time of the transfer of the Company Shares discussed in section 9.06 below.

9.06 Transfers. In the event that the Company Shares are to be sold in accordance with section 9.05 (a), the following stipulations shall be applicable:

         (i) the Company shares shall be understood as transferred for regular use on the date established in point (iii) below;

         (ii) the rights of ownership of the Shares sold shall be understood as transferred to the buyer on the date established in point
                  (iii) below;

         (iii) the transfer of the Shares and the payment of the price for them shall take place at the offices of the Company, at 11:00 a.m. on the 5th (fifth) business day subsequent to the date on which the sale was concluded, in accordance with section 9.04(d) above, respecting, when applicable, any authorizations on the part of the competent authorities having jurisdiction over the Parties in relation to the sale;

         (iv) when the transfer and the payment established by point (iii) above have been made, the Company shares shall be free of restrictions or liens or third party rights of any nature.

         (v) the expenses, fees, or indirect taxes relating to the sale of the Company Shares shall be paid by the buyer;

         (vi) the taxes relating to capital gains made by the seller shall be paid by the seller;

         (vii) at the same time as the transfer of the Shares and the payment of the respective price, the seller shall make sure that the


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                  board members (actual and alternate) named by the Seller shall retire from their position on the Boards of the Company and of Olivetti.


                                    ARTICLE X
                              COLLATERAL PURCHASES

10.01 Obligations of the Parties. (a) for the entire term of this Agreement the Parties, unto themselves and through the companies controlled by them or the companies that control them, in accordance with the terms of Article 2359, section one of the Civil Code, may not purchase shares or bonds in Olivetti and/or Warrants which give them the right to purchase shares or bonds which may be converted into Olivetti shares, issued by Olivetti or Olivetti companies.

           (b) The Company may not purchase the shares and bonds and the financial instruments indicated in point (a) above in the amount exceeding the opa threshold of 30% (thirty percent), including the shares actually held either directly or indirectly.

                                   ARTICLE XI
                         PENALTY FOR BREACH OF AGREEMENT

           In the event of the non-performance of one or more of the commitments assumed pursuant to the provisions set forth in this Agreement, the breaching Party, without prejudice to any other right of the other Party (including the right to compensation of the greater damage] shall be required to pay to the other Party as a penalty, at the latter's simple written request, an amount equal to 10% (ten per cent) of the principal amount invested by the non-breaching Party in the capital of the Company at that date, less any ordinary and/or special dividends that may have been received.



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                                   ARTICLE XII
                                      TERM

12.01 Effective date. The effective date of this Agreement is subject to the execution of the Contract and shall commence as of the purchase of the Olivetti shares and Olivetti warrants as specified therein.

12.02 Term. (a) This Agreement shall run for three years as of its effective date and shall be deemed to be tacitly renewed on each expiration date unless notice of withdrawal has been given by one of the Parties, without prejudice to the provisions of paragraph 12.03 below.

           (b) Other than in the cases specified by law, the Parties shall have the right to withdraw from this agreement on the expiration date: (i) as to Edizione, subject to a notice sent 6 (six) months in advance; (ii) as to Pirelli, subject to a notice sent 1 (one) month in advance.

12.03 Non-renewal. (a) In the event Pirelli gives Edizione by the deadline specified in point (ii) of paragraph 12.02 (b) above and in the form specified in paragraph 14.02, notice of withdrawal upon expiration of this Agreement, Edizione shall have the right to sell to Pirelli, which shall have the corresponding obligation to buy, all (but not part) of its shares of the Company, on terms and conditions determined, mutatis mutandis, in accordance with paragraph 9.05 (b) above, (and of the provisions set forth therein) giving notice to Pirelli within 30 (thirty) working days. In that event, however, the purchase shall be effected against payment of the price specified in art. 9.05 (plus an amount equal to 50% (fifty per cent) of the total of the Price of the Company Shares and the Premium.

           [b] Payment of the penalty shall be made immediately upon the simple written request of Edizione, to be sent to Pirelli at the end of 30 (thirty) days following communication given to the Parties of the determination made in application of the procedure specified in paragraph 9.05 (b) above.



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                                  ARTICLE XIII
                                    KEY EVENT

           a) Whenever, during the term of this Agreement, following one or several acts inter vivos carried out for any reason, for Edizione, Messrs. Luciano, Gilberto, Carlo and Giuliana Benetton, or their spouses or direct descendants, stop designating the majority of the board of directors of Edizione, and for Pirelli, Dr. Marco Tronchetti Provera stops, not by his own volition, assuring the strategic-operational management of the Pirelli Group, understood as Pirelli & C. Sapa and the companies directly and indirectly controlled, a "KEY EVENT" takes place.

           b) In the presence of the Key Event concerning one party, the other Party will have the right to transfer all (but not part) of its Company shares to the Party which incurred the Key Event, under terms and conditions determined mutatis mutandis pursuant to the previous paragraph 9.05 (b) (and the provisions mentioned therein) notifying such latter Party within 30 (thirty) Business Days from the day the other Party declared in writing that it became aware of the Key Event, or received written communication of such circumstance. However, in this case, the purchase and sale will take place against payment of the price referred to in article 9.05 (b) plus an amount equal to double the amount of the price of the Company Shares and Premium.


                                   ARTICLE XIV
                               GENERAL PROVISIONS

14.01 Modifications. No modification of this Agreement shall be valid and binding until it is set forth in a written instrument signed by the Party against which the modification is invoked.

14.02 Communications and Notices. Any communication requested or permitted by



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the provisions of this Agreement shall be given in writing and shall be deemed to be effectively and validly given upon receipt of same, if made by mail or telegram, or upon acknowledgment of receipt by means of a specific declaration (including by fax), if made by fax, provided it is addressed as follows:

        (i)     if to Edizione, at the following address:
                Calmaggiore 23
                Treviso
                Attenzione di: dott. Gianni Mion
                Telefax n. 0422-411118

        (ii)    if to Pirelli, at the following address:
                Viale Sarca 222
                Milano
                Attenzione di: dott. Carlo Buora
                Telefax n. 02-64423454

or to another address that each of the Parties shall have the right to communicate to the other, subject to the procedures set forth in this paragraph 14.02, on the understanding that the Parties elect domicile for all purposes relative to this Agreement, including for any legal notices or notices involving the arbitration proceeding referred to in Article XV below, at the addresses indicated above or at any other addresses that may be communicated in the future.

14.03 Tolerance. Tolerance of any behavior in violation of the provisions contained in this Agreement does not constitute waiver of the rights arising from the breached provisions nor the right to demand precise compliance with all the terms and conditions specified herein.

14.04 Headings. The headings of the individual clauses have been provided only to facilitate reading and therefore are not to be taken into account for the purposes of interpreting this Agreement.


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                                   ARTICLE XV
                                    DISPUTES

15.01 Arbitration. Any dispute arising from this Agreement or from any executor, amending or supplementing instruments, shall be submitted to the unappealable ruling of an Arbitration Panel consisting of three arbitrators, who shall decide without any procedural formality other than respect for the principle of cross-examination, but shall apply substantial Italian law. The arbitration shall be customary in nature in accordance with the provisions of the code of civil procedure and shall take place in Milan.

15.02 Designation of the arbitrators. (a) The Party requesting the arbitration shall indicate, at least in general outline, the demands constituting the object of the arbitration.

           (b) The Party that initiates the arbitration procedure must at the same time and under pain of nullification, designate its own arbitrator. The Party called to arbitration shall have twenty (20) calendar days in which to designate its own arbitrator. The two arbitrators of the Parties shall jointly designate the third arbitrator who shall serve as chairman of the Arbitration Panel. Should the arbitrators designated as indicated above not come to an agreement on the designation of the third arbitrator within twenty (20) calendar days of the designation of the second arbitrator, said third arbitrator shall be designated by the Presiding Judge of the Court of Milan, who shall also be called upon if the Party called to arbitration fails to name its own arbitrator by the deadline indicated above.

15.03 Competent jurisdiction. Without prejudice to what is stipulated above, it is agreed that any legal proceeding related in any way to this Agreement shall be subject to the exclusive jurisdiction of the Courts of Milan.

Milan/Treviso August 7, 2001


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Attachments
1.19: Bylaws of the Company


EDIZIONE HOLDING S.P.A.

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PIRELLI S.P.A.

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